March 27, 2020

Robert Knoth
Chief Financial Officer
IEH Corporation
140 58th Street, Suite 8E
Brooklyn, New York 11220

       Re: IEH Corporation
           Form 10-K for the Fiscal Year Ended March 29, 2019
           Filed July 12, 2019
           File No. 000-05278

Dear Mr. Knoth:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing